KANE KESSLER, P.C.
1350 AVENUE OF THE AMERICAS
NEW YORK, NEW YORK 10019
(212) 541-6222

July 10, 2007

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention:	Daniel F. Duchovny, Special Counsel Office of Mergers and Acquisitions

Re:	Crown Crafts, Inc. Preliminary Proxy Statement on Schedule 14A filed by Wynnefield Partners Small Cap Value, L.P. et. al. Filed July 3, 2007 File No. 001-07604

Dear Mr. Duchovny:

We hereby submit in electronic format with the Securities and Exchange Commission (the “Commission”), pursuant to the Securities Exchange Act of 1934, as amended (the “Act”), and Regulation S-T, a revised Preliminary Proxy Statement on Schedule 14A (“Preliminary Proxy Statement”) filed by Wynnefield Partners Small Cap Value, L.P and affiliates (“the Wynnefield Group”) with respect to the 2007 Annual Meeting of Crown Crafts, Inc. (the “Company”).

The Preliminary Proxy Statement has been revised in response to the Staff’s comments contained in the Commission’s letter of comment dated July 9, 2007 (the “Staff Letter”). In connection therewith, set forth on Schedule A hereto are the Wynnefield Group’s responses to the Staff Letter, which have been listed in the order of the comments from the Staff Letter. I am also attaching as Schedule B hereto the statement required from each of the filing persons regarding Staff comments.

Please feel free to contact me at (212) 519-5101 with any questions regarding the foregoing.

Very truly yours, /s/ Jeffrey S. Tullman Jeffrey S. Tullman

Enclosures

cc:	Daniel F. Duchovny (with courtesy copy via Federal Express)

Schedule A - Responses of the Wynnefield Group to the
Commission Staff Comment Letter dated July 9, 2007

Preliminary Schedule 14A

Cover Page

1.	Please disclose in the proxy statement that there is no assurance that the company's nominees will serve if elected to the board with any of your nominees. See Rule 14a-4(d)(iv).

The Wynnefield Group notes the Staff’s comment and, in response to this comment, has added disclosure that provides that there is no assurance that the Company’s nominees will serve if elected to the Board with Wynnefield Group nominees, which disclosure was previously in the Proxy Card, to the Section of the Proxy Statement entitled “PROPOSAL 1 - ELECTION OF THE WYNNEFIELD GROUP’S NOMINEES.”

Reasons to Vote for the Wynnefield Group’s Nominees, page 4

2.
Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. We note, for example, your assertions that (i) the company's ability to achieve market penetration "continues to worsen," (ii) and your nomination of Mr. Obus and Mr. Wasserman to the company's board "has already borne fruit," (iii) "having a staggered board tends to breed an atmosphere inside the boardroom that serves to protect the interests of management above those of stockholders," (iv) leading independent stockholder services have long debunked the rationale for staggered boards as preserving director continuity," and (v) "[m]odern governance thinking now recognizes staggered boards [as an] old style entrenchment technique protecting the incumbent board at the expense of stockholder democracy."

The Wynnefield Group notes the Staff’s comment and, in response to this comments (i) and (ii) has revised the sections of the proxy statement to clarify that that opinions or beliefs are stated. We have deleted the reference to "continues to worsen."
With respect to comments (ii), (iv) and (v) regarding our statements in the proxy statement that staggered boards are not consistent with modern trends in corporate governance and serve to entrench management at the expense of shareholder interests, we submit supplementally the following public statements of leading academic researchers and institutional advisory groups:

Institutional Shareholder Services (“ISS”) 2006 Post Season Report entitled “Spotlight of Executive Pay and Board Accountability,” in the section entitled “Support Grows for Governance Proposals” found on page 19 of the Report states:

    “Investor support for many key governance-related shareholder proposals grew in 2006, according to an analysis of ISS voting data from Jan. 1 to June 30 [2006].

    The findings show increased support for bedrock governance principles—such as board declassification, the elimination of supermajority vote requirements, and the separation of the chairman and CEO posts, that, say analysts, reflect shareholder disappointment with the pace of governance reform in corporate America.

    “Shareholders are very frustrated with management and boards that are still not responding to their interests,” notes Charles Elson, director of the John L. Weinberg Center for Corporate Governance at the University of Delaware, who also serves as a corporate director.

    According to ISS voting data, proposals to repeal classified boards continue to receive strong support from shareholders. Forty-two such resolutions averaged support of 66.8 percent during the first six months of 2006, compared with 60.5 percent average support for 46 proposals during the same period in 2005. . .

    The 6.3 percentage point increase is in keeping with a growing trend toward companies eliminating classified boards. For example, ISS’ 2006 Board Practices/Board Pay study found the number of companies with staggered boards continued to decline in 2005, falling to 59 percent among S&P 1,500 companies. At the current rate of decline, the majority of S&P 500 directors will be subject to annual election by the end of 2006, the study noted. (Emphasis added.)”

In addition, a table found on page 4 of the ISS 2006 Post Season Report indicates that Board declassification proposals enjoyed a level of shareholder support in the first half of the years 2006, 2005 and 2004 of 66.8%, 60.5% and 71.4%, respectively.

In its August 18, 2006 issue of Governance Weekly examining the results of the 2006 proxy season, the ISS stated as follows:

    “A growing number of U. S. companies, with prodding by shareholders, are moving to annual board elections. A recent ISS study, Board Practices/Board Pay 2006, shows that the number of S&P 1500 companies with staggered board elections has continued to fall, declining from 61 percent in 2004 to 59 percent in 2005.”

Chapter 2 of the ISS’ 2006 U. S. Proxy Voting Manual, which addresses proposals relating to the classification/declassification of boards, states:

    “In their proxy statements, companies often argue that classifying the board will assure continuity among directors and stability of the board as an institution. As a practical matter, however, continuity generally may be achieved without classifying the board. The only real motive for board classification is to make it more difficult to change control of the board. A classified board can (1) delay a takeover desired by shareholders but opposed by management, and (2) prevent bidders from even approaching a target company if they do not want to wait more than a year to gain majority control. Shareholders lose in both cases, and management has less incentive to keep shares fully valued if the directors’ board seats are secure. Although shareholders need some form of protection from hostile takeover attempts, and boards need tools and leverage in order to negotiate effectively with potential acquirers, a classified board tips the balance of power too much toward incumbent management at the price of potentially ignoring shareholder interests.

    Studies performed by SEC economists and by academics support the view that classified boards are contrary to shareholder interests, showing negative effects on share value for companies that adopt classified boards. . . .

    A 2002 study by three academics covering hostile bids between 1996 and 2000 showed that classified boards nearly doubled the odds of a target remaining independent. However, the findings revealed that a staggered board structure did not provide any countervailing benefits in terms of higher acquisition premiums. In fact, for the period covered, it resulted in the loss of $8.3 billion for target shareholders by impeding value-creating transactions without any offsetting increases in alternative transaction or stand alone target returns. Similarly, a 2001 study found that over the period 1990 to 1999, firms with weak shareholder rights, including classified board structures, exhibited lower net profit margins and sales growth and made more capital expenditures and acquisitions than firms with a higher degree of shareholder rights. (Emphasis added.) [footnotes omitted]”

The October 2004 issue of CGQ View summarizes academic research on staggered boards presented by noted Harvard Law School professors Lucian A. Bebchuk and Alma Cohen, entitled “The Costs of Entrenched Boards, which concludes:

    “A majority of U.S. public companies have staggered or classified boards instead of annually elected boards. Dissidents must wage proxy contests for at least two election cycles to win a majority on staggered boards. The difficulty of doing so makes staggered boards a strong takeover defense that can serve to entrench incumbent management. (Emphasis added.)”

This paper, which studies the association between staggered boards and firm value during the period 1995-2002, further determined that “staggered boards are associated with a lower firm value.” CGQ View reported that according to the Bebchuk/Cohen study, “staggered boards do not merely reflect lower firm value,” but such boards “actually cause lower firm value that is economically meaningful.”

And in an article in the September 15, 2004 DowJones Corporate Governance Newsletter commenting on Procter & Gamble’s proposal to end its classified board, the author indicated as follows:

    “Proponents of good corporate governance say that having directors stand for election each year gives investors the ability to remove board members who aren’t doing a good job in a timely manner. Annual elections also can help bring fresh perspectives to the board.”

Based on the sample reports and studies summarized above, we submit to the Staff that Wynnefield’s statements with respect to Crown Craft’s staggered board highlighted in the Staff’s comments in Point 2 of its July 9, 2007 letter are amply supported and have a reasonable factual basis and as such may remain as presented in the proxy statement.

3.
You must avoid statements that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal or immoral conduct without factual foundation. Note that the factual foundation for such assertions must be reasonable and the factual basis must be disclosed in the document or provided to the staff on a supplemental basis. Refer to Rule 14a-9. We note your assertion that “discipline ... has been sorely lacking” within the company's board.

The Wynnefield Group notes the Staff’s comment, and in response to this comment, has eliminated the reference to “discipline … has been sorely lacking.”

Other Matters, page 12

4.
We note you refer security holders to information that you are required to provide and will be contained in the company's proxy statement for the annual meeting. We presume that you are relying upon Rule 14a-5(c) to refer to this information; if so, please note that we believe that reliance upon Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate. Alternatively, if you determine to disseminate your proxy statement prior to the distribution of the company's proxy statement, you must undertake to provide the omitted information to security holders. Please advise as to your intent in this regard.

The Wynnefield Group notes the Staff’s comment and, in response to this comment, advises the Staff that it will be relying upon Rule 14a-5(c) in referring to certain information that is the Company’s proxy statement for the 2007 Annual Meeting and that it will not disseminate the Wynnefield Group’s proxy prior to the distribution of the Company’s proxy statement for the 2007 Annual Meeting.

Solicitation; Expenses, page 12

5.
We note that you may employ various methods to solicit proxies, including mail, advertisement, telephone, facsimile, and personal solicitation. Be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies over the telephone or any other medium, must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c) Please confirm your understanding.

The Wynnefield Group notes the Staff’s comment and, in response to this comment, confirms that Wynnefield Group will comply with all of the requirements of Rule 14a-6(b) and (c) and make all required filings of soliciting materials under the cover of Schedule 14A on the date of first use.

Appendix A

6.
Please revise your disclosure to remove doubt from your disclosure of beneficial ownership. We note your repeated use of the phrase “may be deemed” with respect to the participants’ beneficial ownership of shares of the company's securities. Refer to Rule 13d-3 for the definition of beneficial ownership. Note also that the concepts of “direct” or “indirect” beneficial ownership are not included in the definition. Please revise.

The Wynnefield Group notes the Staff’s comment and, in response to this comment, has amended the beneficial ownership tables to delete references to “deemed” beneficial ownership.

Schedule B

Each of the undersigned (the “Filing Persons”) in response to the Securities and Exchange Commission’s (the “Commission”) letter of comment dated July 9, 2007 regarding that certain Preliminary Proxy Statement on Schedule 14A filed by the Filing Persons with respect to the 2007 Annual Meeting of Crown Crafts, Inc. do hereby acknowledge that:

•	the Filing Persons are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Filing Persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

SIGNATURES

Wynnefield Partners Small Cap Value, L.P. By: Wynnefield Capital Management LLC, its General Partner By: /s/ Nelson Obus Co-Managing Member	Wynnefield Partners Small Cap Value, L.P. I By: Wynnefield Capital Management LLC, its General Partner By: /s/ Nelson Obus Co-Managing Member
Wynnefield Small Cap Value Offshore Fund, Ltd. By: Wynnefield Capital, Inc. By: /s/ Nelson Obus President	Wynnefield Capital Management, LLC By: /s/ Nelson Obus Co-Managing Member
Wynnefield Capital, Inc. By: /s/ Nelson Obus President	Channel Partnership II, L.P. By: /s/ Nelson Obus General Partner
/s/ Joshua H. Landes Joshua H. Landes	/s/ Nelson Obus Nelson Obus